Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
---------------------
Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com

        LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- ANNOUNCES PARTNERSHIP WITH VIROLOGIC INC. TO EXPAND HIV RESISTANCE TESTING SERVICES

Burlington, NC, March 23, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced the signing of an agreement to provide ViroLogic Inc.'s phenotypic HIV drug susceptibility assay, PhenoSense-Trademark- HIV, through LabCorp's national laboratory services network. This agreement adds PhenoSense-Trademark- HIV to LabCorp's existing phenotyping and genotyping test menu, further expanding LabCorp's extensive HIV testing services and offering increased physician choice. Terms of the agreement have not been disclosed.

The FDA's Antiretroviral Advisory Committee recently concluded that resistance tests should be used to help develop new drugs to combat HIV. In addition, a panel led by the Department of Health and Human Services recently issued guidelines that recommend the routine use of resistance tests for treating HIV patients. The use of phenotypic HIV resistance testing in making treatment choices has been shown to significantly improve outcomes of patients who had failed previous therapy. As a pioneer in identifying and commercializing leading-edge diagnostic testing services, LabCorp was the first national laboratory to offer HIV viral load testing in 1993, and later introduced HIV resistance testing - each now established as standards of care.

"Less than two years after our exclusive introduction of HIV resistance testing, we are pleased with the acceptance of both genotypic and phenotypic testing, and the support garnered by opinion leaders, payors, and caregivers alike for this critical guidance system," said Myla P. Lai-Goldman, MD, executive vice president, chief scientific officer, and medical director of LabCorp. "As new technologies become recognized as standards of care, one of our most important responsibilities as the leading provider of specialized infectious disease testing is to broaden public access to them. Therefore, LabCorp will offer its customers the choice of ViroLogic's assay or the currently offered phenotypic method for HIV drug resistance. We believe our new relationship with ViroLogic will enhance patient access to this testing and improve turnaround time."

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

ViroLogic is a biotechnology company developing and marketing innovative products to guide and improve treatment of viral diseases. The Company has developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. The Company has a proprietary technology, called PhenoSense-Trademark-, for testing drug resistance in viruses that cause serious diseases such as AIDS, hepatitis B and hepatitis C. The Company's first product, PhenoSense HIV, is a test that directly and quantitatively measures resistance of a patient's HIV to anti-viral drugs. The Company is also developing PhenoSense products for other viral diseases and intends to use the results of its PhenoSense tests and other clinical data to develop its Therapy Guidance System-Trademark- (TGS-Trademark-), an interactive database to help physicians guide patient therapy.

LabCorp noted that each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in LabCorp's Form 10-K for the year ended December 31, 1999.
_______________________________